FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, December 22, 2015

FAIRFAX TO ACQUIRE 80% INTEREST IN EUROLIFE

Toronto, Ontario (December 22, 2015) – Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announced today that it has entered into an agreement with Eurobank Ergasias S.A. (“Eurobank”) to acquire an 80% interest in Eurolife ERB Insurance Group Holdings S.A. (“Eurolife”) for a purchase price of €316 million.  The transaction is subject to customary closing conditions, including various regulatory approvals, and is expected to close by the end of the third quarter of 2016.

Eurolife is the third largest insurer in Greece with gross written premiums of €241 million as of September 30, 2015, and offers life and non-life insurance products as well as brokerage services in Greece and Romania.  Eurolife distributes its insurance products and services through Eurobank’s network in Greece and Romania.  On closing, Eurolife and its subsidiaries will continue under the strong leadership of current Chief Executive Officer, Alexander Sarrigeorgiou, and his experienced Eurolife team.

“We are absolutely thrilled to have Eurolife join the Fairfax group,” said Prem Watsa, Chairman and Chief Executive Officer of Fairfax.  “Eurolife has an excellent long-term track record in the Greek insurance sector, and we look forward to working with the Eurolife team and our partners at Eurobank to further develop the Eurolife business over the long-term.”

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:        John Varnell, Vice President, Corporate Development, at (416) 367-4941